    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1998
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            AUREAL SEMICONDUCTOR INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                              94-3117385
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                DAVID J. DOMEIER
                           VICE PRESIDENT, FINANCE AND
                             CHIEF FINANCIAL OFFICER
                            AUREAL SEMICONDUCTOR INC.
                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             JAMES M. KOSHLAND, ESQ.
                               DAVID A. HUBB, ESQ.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                               Palo Alto, CA 94301
                                 (650) 328-6561

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as described in the Prospectus after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a) of this Form, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

                            ------------------------

                         CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                                                               Proposed
        Title of Each Class of                                      Proposed Maximum            Maximum               Amount of
           Securities to be                  Amount to be          Offering Price Per          Aggregate             Registration
              Registered                      Registered               Share(1)            Offering Price(1)               Fee
----------------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)          19,954,137 shares(2)          $0.525                  $10,475,922             $2,912
Common Stock ($0.001 par value)          13,387,449 shares(3)          $0.525                  $ 7,028,411             $1,954
                                         ----------------------                                -----------            -------
TOTAL                                    33,341,586 shares                                     $17,504,333             $4,867
==================================================================================================================================

     (1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the closing bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on October 30, 1998.

     (2) Represents additional shares of Common Stock issuable upon conversion of all outstanding shares of Series C Preferred Stock as described in the Prospectus, assuming that such conversion is as of October 30, 1998.

     (3) Represents additional shares of Common Stock issuable upon conversion of all outstanding shares of Series A Preferred Stock as described in the Prospectus, assuming such conversion is as of October 30, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER __, 1998

13,387,449 SHARES (issuable upon conversion of Series A Preferred Stock)

19,954,137 SHARES (issuable upon conversion of Series C Preferred Stock)

                            AUREAL SEMICONDUCTOR INC.
                                  COMMON STOCK
                               ($0.001 Par Value)

     Pursuant to the registration statement of which this prospectus is a part, we are registering 33,341,586 shares (the "Shares") of our Common Stock, par value $0.001 per share (the "Common Stock"). Of the Shares offered by this prospectus, we are registering 13,387,449 of such Shares pursuant to our registration obligations to the holders of Series A Preferred Stock (the "Series A Shares"), and an additional 19,954,137 of such Shares pursuant to our registration obligations to the holders of Series C Preferred Stock (the "Series C Shares"). We previously registered on Form S-2 (Registration no. 333-62083) (the "Prior Registration Statement") a total of 7,350,000 shares of our Common Stock for issuance upon conversion of the Series A Shares and the Series C Shares. Contractual obligations to the holders of Series A Shares and the holders of the Series C Shares require us to register a certain number of our Common Stock to be issued to the holders of Series A Shares and the holders of Series C Shares upon the conversion of their preferred stock into our Common Stock. The conversion mechanism of the Series A Shares and the Series C Shares is tied to the current market price for our Common Stock. As a result of the recent decline in the market price of our Common Stock, we are required to register the Shares to cover the increased number of shares of Common Stock into which the Series A Shares and the Series C Shares may convert. For a more complete description of the Series A Shares and the Series C Shares and the transactions under which they were issued, please see the Prior Registration Statement.

     We will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of our outside counsel and independent accountants, but excluding transfer or other taxes and other costs and expenses incident to the issuances of the Shares.

     Our Common Stock is quoted on the Over-the-Counter Electronic Bulletin Board (the "OTC Bulletin Board") under the symbol "AURL". On October 30, 1998, the average of the closing bid and asking prices of our Common Stock was $0.525. The 33,341,586 Shares being offered by this prospectus represent approximately 32% of the Company's total equity securities, recognizing that the Shares being registered are subject to issuance upon the conversion of the Series A Shares and the Series C Shares. Registering such a large percentage of the Company's total outstanding securities may have an adverse effect on the market price for the Company's Common Stock.

                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ___________, 1998.

                       TABLE OF CONTENTS

                                                    PAGE
                                                    ----
Available Information................................ 1
Information Incorporated By Reference................ 1
The Company.......................................... 1
Forward Looking Information.......................... 3
Risk Factors......................................... 4
Use Of Proceeds...................................... 8
Selling Stockholders................................. 8
Plan Of Distribution.................................12
Legal Matters........................................12
Experts..............................................12

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov. The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "AURL".

                      INFORMATION INCORPORATED BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission:


     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, filed on March 30, 1998, as amended by Amendment No. 1 to Form 10-K filed on June 3, 1998, and as amended by Amendment No. 2 to Form 10-K filed on July 2, 1998.

     (2) The Company's Report on Form 8-K filed on March 16, 1998, as amended by Amendment No. 1 to Form 8-K filed on June 3, 1998, and as amended by Amendment No. 2 to Form 8-K filed on July 2, 1998.

     (3)  The Company's Definitive Proxy filed on May 6, 1998.

     (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1998, filed on May 12, 1998.

     (5) The Company's Current Report on Form 8-K filed on June 15, 1998, as amended by Amendment No. 1 to Form 8-K filed on July 2, 1998.

     (6)  The Company's Current Report on Form 8-K filed on July 13, 1998.

     (7) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 3, 1998.

     (8) The Company's Registration Statement on Form S-2/A-1 (Registration No. 333-62083) filed on September 24, 1998.

     In addition, the Company will deliver a copy of its (i) Annual Report on Form 10-K/A-2 for the fiscal year ended December 28, 1997, and (ii) most recent Form 10-Q, without charge, to each person receiving a copy of this Prospectus.


                                   THE COMPANY

     Aureal Semiconductor Inc. is a producer of audio semiconductor products and advanced audio technologies for the PC and consumer electronics markets. The Company contracts with independent silicon foundries for production of its semiconductor products, and thus is a "fabless" semiconductor company. The foundry that manufactures the majority of the Company's semiconductor products is one of the three largest foundries in the world that manufactures products exclusively for third parties. The Company's objective is to be a leading provider of advanced digital audio solutions for the PC and consumer electronics markets. In its pursuit of this objective, the Company has had several significant accomplishments over the past year.

     Most recently, in August 1998, the Company introduced the Vortex 2 AU8830 audio processor (the "Vortex 2"), the newest generation solution for advanced audio features on personal computers. The Vortex 2 is the only processor which provides dedicated processing power for A3D 2.0 technology. It is a significant upgrade to the original Vortex AU8820 Digital Audio Processor (the "Original Vortex") that the Company is currently shipping. The Company commenced sales of the Vortex 2 during the third quarter of 1998.

     In July 1998, the Company announced that it had entered into a strategic alliance with Diamond Multimedia Systems, Inc. ("Diamond"), a leader in the interactive multimedia market, to co-develop and market PC audio solutions for the PC consumer and game markets. Pursuant to this alliance, Diamond has announced and commenced shipping two new audio add-in card products for the PC market, the Monster Sound 300 (incorporating the Aureal Vortex 2 and A3D 2.0) and the Sonic Input (incorporating the Original Vortex and A3D).

     In June 1998, the Company announced that Compaq Computer Corporation, the world's leading personal computer company, would begin featuring Aureal's A3D Interactive 3D audio technology on its new line of Presario desktop computers.

     In April 1998, the Company introduced A3D 2.0, a significant enhancement to the existing version of A3D that was originally introduced in September 1996. The new A3D 2.0 includes Aureal Wavetracing Technology (which enables real-time acoustic reflections, reverb and occlusion rendering features), more 3D sources, a higher sample rate and larger Head-Related Transfer Function (HRTF) filters. Together, all of these feature enhancements provide for improved three-dimensional rendering of audio for interactive applications.

     In February and March 1998, Aureal announced several major design wins for the Original Vortex, including: Dell Computer Corporation, the world's leading direct computer systems company; Turtle Beach Systems, a leading U.S. provider of premier audio products for the PC; TerraTec Electronic GmbH, a leading European provider of sound card products; and Aztech Systems Ltd., a leading sound card retail and OEM company. With these design wins, the foregoing manufacturers agreed to incorporate the Original Vortex in their products or in their component parts for their products. In addition, pursuant to standard open purchase orders with the Company for the purchase of the Original Vortex, these customers or component manufacturers for such customers, along with others, have agreed to promote the Company's A3D technology. During the first three quarters of 1998, the Company recorded revenues of $14.6 million, the vast majority of which consisted of sales of its Original Vortex.

     Earlier in 1998, the Vortex AU8820 received Microsoft's Windows Hardware Quality Labs ("WHQL") certification. Microsoft's WHQL certification virtually ensures that customers integrating the Vortex AU8820 chip into their audio subsystems will receive quality approval from Microsoft which is a key differentiation for consumers looking for quality in PC products.
     The Company also completed some significant financing transactions in 1997 and early 1998. The Company completed the sale of Series A Shares and issued the Series A Warrants in March 1998. In June 1998, the Company exchanged the outstanding balance of $31.5 million under its working capital line of credit into Series B Shares with a conversion value of $39.375 million. Also in June 1998, the Company completed the sale of the Series C Shares, entered into a new $40 million line of credit agreement and issued the Credit Warrants.
     In the consumer electronics field, the Company has announced licensing deals with Zoran Corporation, LSI Logic Corporation and Yamaha Corporation for its A3D Surround technology. Advent has introduced its Powered Partners speaker product line, which is based on Aureal's VSP901 ProLogic chip. The Company continues to invest significant resources in the development of semiconductor products targeted for the multi-channel mini-component and audio receiver markets that will include the Company's A3D Surround technology for Dolby ProLogic, Dolby Digital and MPEG II audio.

     The Company's revenues for 1997 were primarily related to the up-front licensing fees for its A3D technologies, the sale of a modest number of VSP901 chips and the initial shipments of the Vortex AU8820 chip. The Company has begun volume shipments of its Vortex AU8820 device in 1998.

     The Company, in May 1996, acquired 100% ownership of Crystal River Engineering, Inc., a leader in the field of 3D audio technology. This merger of resources has enabled Aureal to offer hardware and software solutions optimized for 3D audio presentation.

     In August 1995, the Company announced that it was divesting its multimedia components business to implement its current business plan based on development and sale of software and semiconductor solutions providing advanced audio for the PC and consumer electronics markets. The Company was active in the business of selling multimedia components for the retail market from its founding in 1990 through mid-1995 (operating as Media Vision Technology Inc.). Since November 1995, the Company has operated under its current name, which was formally changed at its Annual Stockholders' Meeting in May 1996.

     The Company is headquartered in Fremont, California in a leased 36,000 square foot building. As of September 27, 1998, the Company had 105 employees. Of this total, 73 were engaged in engineering functions, 22 were in sales and marketing activities, and 10 were engaged in administrative support. Competition for employees in the Company's industry is intense. None of the Company's employees is represented by a labor union. The Company considers its relations with its employees to be good.

     Aureal, Aureal 3D, A3D and the A3D logo are trademarks of Aureal Semiconductor Inc. Other trademarks referred to herein are properties of their respective owners.

     Aureal was incorporated as Media Vision Inc. in California in May 1990 and was reincorporated in Delaware as Media Vision Technology Inc. in November 1992. The Company emerged from reorganization under Chapter 11 of the U.S. Bankruptcy code on December 30, 1994 and in November 1995 changed its name to Aureal Semiconductor Inc. Unless the context otherwise requires, "Aureal" and the "Company" refer to Aureal Semiconductor Inc., a Delaware corporation, and its predecessor and subsidiaries. The Company's principal executive offices are located at 4245 Technology Drive, Fremont, California 94538, and its telephone number is (510) 252-4245. See "INFORMATION INCORPORATED BY REFERENCE."

                           FORWARD LOOKING INFORMATION

     This Prospectus, including the information incorporated by reference herein, contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and others detailed from time to time in the Company's periodic reports filed with the Commission.

                                  RISK FACTORS

In addition to the other information in this prospectus or incorporated herein by reference, you should consider carefully the following factors in evaluating the Company and our business before purchasing the Shares offered by the prospectus:

HISTORY OF LOSSES AND ACCUMULATED DEFICIT; EXPECTATION OF FUTURE LOSSES. We emerged from bankruptcy in December 1994. Since that time, we have recorded an accumulated deficit of $168 million as of September 27, 1998 comprised of $154 million of incurred losses and $14 million of accretion and dividends on our preferred stock. The incurred losses were sustained in the following years, for the following reasons:

        Year of Loss              Amount of Incurred Loss             Primary Reason for Loss
        ------------              -----------------------             -----------------------
            1998                        $15,000,000                 Start of sales efforts for
(through September 27, 1998)                                        newly developed advanced
                                                                    audio technologies.

            1997                        $18,000,000                 Continuing research and
                                                                    development of advanced
                                                                    audio technologies.

            1996                        $17,000,000                 Research and development of
                                                                    advanced audio technologies.

            1995                       $104,000,000                 Loss from operations for our
                                                                    previous products.

We generated the majority of our revenues in 1997 and 1996 through technology licensing transactions. We anticipate that the majority of our revenues will come from the sale of advanced audio products in 1998 and future years. As of September 27, 1998, we have sold $14.6 million of advanced audio products during 1998. We may not be able to sell significant volumes of our advanced audio products in the future. If we do not sell significant volumes of our advanced audio products, we will not be profitable.

NEW TECHNOLOGIES AND PRODUCTS DEVELOPED WITH NEW TECHNOLOGIES. Our success depends on our ability to develop and market new technologies aimed at advancing the level of audio quality in personal computers and consumer electronics devices. With respect to the PC market, audio technology is shifting from utilization of the ISA bus to utilization of the more advanced (high band-width) PCI bus. This change enables advanced digital audio functionality including positional 3D audio, streaming audio and higher quality audio presentation. However, we may not be able to benefit from the shift from ISA-based audio to PCI-based audio because the market may not accept the new format in time for us benefit. The success of our new audio products depends on various factors including:

o  timely completion of product development;
o  market acceptance of our new products and those of our customers; and
o  our ability to offer new products at competitive prices.

In addition, a number of factors affect our ability to incorporate our new products into our Original Equipment Manufacturers' new designs. In order to be successful in incorporating our designs into the new products developed by our OEMs, we must:

o  anticipate market trends;
o anticipate the performance and functionality requirements of our current and potential customers;
o develop and produce products that meet the timing and pricing requirements of our current and potential customers; and
o produce products that can be available in a timely manner consistent with our current and potential customers' development and production schedules.

A failure in any of these areas could materially adversely affect our business, financial condition and results of operations.

     We also face the risk that new generations of microprocessors that are capable of performing the function of advanced audio products will greatly reduce demand for our products. Each successive generation of microprocessors has provided increased performance, which could in the future result in a microprocessor capable of performing advanced audio functions to an extent that could diminish or eliminate the need or preference for our products. In addition, each new generation of technology, including digital audio technology, generally requires increased processing power. For example, Intel Corporation has created the MMX functionality with its Pentium line of processors and is promoting the processing power of MMX for data and signal intensive functions such as graphics and audio processing. We believe that advanced audio processing, done in conjunction with either video or graphics processing, is best performed with a separate accelerator chip in addition to the host processor. However, the increased capabilities of microprocessors in the future may adversely affect demand for our products.

PRODUCT CONCENTRATION AND EXPANSION OF BUSINESS MODEL. Substantially all of our revenues are related to advanced audio solutions for the PC and consumer electronics markets, and we expect this to continue for the foreseeable future. We are currently embarking on an expansion of our semiconductor business model to provide for an increased number of audio related products including audio cards and audio communications combination cards. We may require additional working capital funds for this expansion to provide for incremental inventory as well as broader marketing programs. A number of factors may limit the success of our expansion and could each negatively impact our business and results of operations. These factors include:

o  the failure of this market to continue to grow;
o  reduction in demand as a result of increased competition in this market;
o  unexpected technological change; and
o our potential failure to introduce new versions of products acceptable to the market.

COMPETITION AND PRICING PRESSURES. The markets in which we compete are intensely competitive and are characterized by evolving industry standards that result in:

o  relatively short product life cycles;
o  significant pressure to improve price and performance; and
o  frequent new product introductions.

We expect competition to increase from existing competitors and from other companies that may enter the markets with products that may be less costly or provide higher performance or additional features than the products we currently offer. However, we are unable to predict the timing and nature of any such competitive product offerings. In addition, product prices in the semiconductor industry generally decrease over the life of particular products. The willingness of prospective OEM customers to design our products into their products depends to a significant extent upon our ability to price our products at levels that are cost-effective for these customers. As the markets for our products mature and competition increases, we anticipate that prices for our products will generally decline over time. If we are unable to reduce our costs sufficiently to offset declines in our product prices, or if we are unable to introduce new, higher performance products with higher product prices, our results of operations could be materially adversely affected. We anticipate that we will compete for the development of new technologies and for the sale of semiconductor products with a number of companies who have more extensive resources, including financial, manufacturing, technical, marketing and distribution. In addition, some of these competitors have greater intellectual property rights, broader product lines and longer-standing relationships with their customers than do we. In addition to our established competitors, we may also face competition from a number of emerging companies.

DEPENDENCE ON CREDIT FACILITY. Because we have not been profitable to date, we have had to fund our losses through a combination of equity and debt financing. In June 1998, we entered into a credit facility (the "Credit Facility") with Goldman Sachs Credit Partners LP and the Technology Finance Division of Transamerica Business Credit Corporation. The Credit Facility provides for an aggregate maximum borrowing of $40 million. The interest rate on the Credit Facility is generally the prime rate plus 3% to 5%. Accordingly, while the Credit Facility provides us with needed working capital, the high cost of servicing any borrowing under the Credit Facility could negatively affect our liquidity. In addition, the Credit Facility may not be sufficient to meet our working capital requirements. In the event we must secure additional capital, there can be no assurance that such capital will be available on acceptable terms or at all. Our inability to secure such potential future financing, if necessary, would have a material adverse affect on our business, financial condition and results of operations.

FACTORS INHIBITING TAKEOVER. We are subject to the provision of Section 203 of the Delaware General Corporation Law. These provisions impose certain restrictions on the ability of a third party to acquire us without our consent. In addition, our Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors. Further, certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws, including the provision that divides the Board into three separate classes, may have the effect of delaying or preventing changes in control or changes of our management.

TRADING IN THE NON-NASDAQ OVER-THE-COUNTER MARKET; DISCLOSURE RELATING TO LOW PRICED STOCK. Our Common Stock trades only on the Over-the-Counter Bulletin Board. We do not currently meet the requirements for listing on the Nasdaq National Market ("Nasdaq") or any national stock exchange. In addition, in the future we may still not meet such listing requirements, or we may not ever be accepted for trading on any national exchange. Because our Common Stock trades on the non-Nasdaq over-the-counter market, an investor may find it more difficult to sell, or to obtain accurate quotations as to the market value of, our Common Stock. Furthermore, because our Common Stock is not listed on Nasdaq, trading in our Common Stock is also subject to certain rules promulgated under the Securities and Exchange Act of 1934, as amended. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions); our Common Stock meets this definition. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from affecting transactions in the our Common Stock, and may limit the ability of purchasers of our Common Stock to resell our stock in the secondary market.

RISK OF ADDITIONAL SHARES SOLD IN THE PUBLIC MARKET. Because the holders of the Series A Shares and the Series C Shares may convert these securities into shares of our Common Stock at variable conversion prices, we do not currently know the exact number of shares of our Common Stock that we may be required to issue upon conversion of the Series A Shares and the Series C Shares. Further, this number may fluctuate based on the market value of our Common Stock. Because of the variable conversion price feature of the Series A Shares and Series C Shares, holders of such shares may have incentive to take certain actions, including shorting our Common Stock, to decrease the market price of our Common Stock. By decreasing the market price for our Common Stock, the holders of the Series A Shares and Series C Shares can convert their shares at the lower variable conversion price and thereby receive a greater number of shares of our Common Stock. Short selling is illegal if used to manipulate the price of a company's securities for profit. We have no knowledge that any holder of Series A Shares or Series C Shares intends to take any action that may cause the price of our Common Stock to fall. However, we can not assure you that holders of the Series A Shares or the Series C Shares will refrain from short selling our Common Stock or will refrain from taking other actions that would drive down the market price of our Common Stock.

CONCENTRATION OF STOCK OWNERSHIP. Currently, three parties collectively control approximately 75% of our outstanding Common Stock, each of whom controls at least 10% individually. We do not know if the liquidity of the market for our Common Stock will maintain, or increase from, its current levels. In addition, the volume and liquidity of the market for our Common Stock may influence the trading price for our Common Stock. Sales of a large percentage of our total outstanding Common Stock may have an adverse affect on the market price for such securities.

DEPENDENCE ON FOUNDRIES. We are a "fabless" semiconductor firm that depends on outside manufacturing resources for production of all of our semiconductor products. Currently, we utilize two semiconductor foundries, one domestic and one foreign, for production of our existing products. Both of these foundries have indicated to us that they have the manufacturing availability to provide for our planned production of each of our products for the next 12 months; however our production relationship with each foundry is based only upon purchase orders. Consequently, either foundry may not continue to adequately provide manufacturing capacity to us for our current level of production or any potential increases in our production levels. In the event that either or both foundries cease to manufacture our semiconductor products, we would have to contract with alternative foundries. However, we may not be able to timely contract with alternative foundries or to contract with them at all. Such a situation could materially adversely affect our financial condition and results of operations.

     The manufacture of semiconductor products is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in the masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer not to function. Many of these problems are difficult to diagnose and potentially time-consuming or expensive to remedy. The foundries that we employ may, in the future, experience such irregularities or adverse yield fluctuations in the manufacturing processes of our products. Such an event could materially adversely affect our business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL. Our success depends to a significant extent upon the continued services of key engineering, marketing, sales and management personnel. Our employees may voluntarily terminate their employment with us at any time. We recognize the value of the contributions of each of our employees, and we have developed compensation programs, including stock programs open to all employees, designed to retain our employees. However, competition for such employees is intense, and the loss of the services of such employees could have a material adverse affect on the our business, financial condition and results of operations.

DEPENDENCE ON PROPRIETARY TECHNOLOGY. Our ability to compete successfully will depend, in part, on our ability to protect our proprietary technology. We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our proprietary rights. Nevertheless, there can be no assurance that such measures will be adequate or safeguard the proprietary technology underlying our products. In addition employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach. We also realize that our proprietary information and trade secrets may become known through other means not currently foreseen by us. Moreover, notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. In addition, we may not be able to effectively protect our intellectual property rights in certain countries.

     Although we do not believe that our products infringe the proprietary rights of any third parties, third parties may still assert infringement or invalidity claims (or claims for indemnification resulting from infringement claims) against us. Such assertions could materially adversely affect our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims. In defending such claims we could incur expenses and waste resources that could have a material adverse affect on our business, financial condition and results of operations.

     In February 1998, Creative Technology Ltd., a Singapore corporation ("Creative"), and its subsidiary, E-MU Systems, Inc., a California corporation ("E-MU"), served us with a lawsuit for patent infringement that Creative and E-MU had filed in the U.S. District Court, Northern District of California. The lawsuit asserts that our Original Vortex infringes on a patent that describes a specific implementation for an electronic musical instrument designed by E-MU. Creative and E-MU seek, among other things, a preliminary and permanent injunction against alleged continuing acts of infringement by us and an accounting of damages plus interest. In response, we filed a motion for summary judgment. In August 1998, E-MU and Creative filed a motion for a preliminary injunction with respect to our Original Vortex and the Vortex 2. In October 1998, the court denied Creative's motion for preliminary injunction. In addition, our motion for summary judgment was also denied. We believe that the actions that Creative and E-MU filed are without merit, and we are vigorously defending against these actions.

     Additional litigation may be necessary to resolve the claims asserted by Creative and E-MU and any other claims asserted in the future to defend against claims of infringement or invalidity or to enforce and protect our intellectual property rights. There can be no assurance that we will prevail in any such litigation. Also, any such litigation, whether or not determined in our favor or settled by us, would be costly and would divert the efforts and attention of our management and technical personnel from normal business operations; this could have a material adverse affect on our business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology, any of which could have a material adverse affect on our business, financial condition and results of operations.

YEAR 2000 COMPLIANCE. We use a number of computer software programs and operating systems in our internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possible replacement of such source code or applications could be necessary. Given the current information, we currently do not anticipate that such "Year 2000" costs will have a material impact upon us. We have requested and obtained information regarding "Year 2000" compliance from suppliers and providers of all of our mission critical software systems. Based on the information we currently have, all mission critical systems appear to be "Year 2000" compliant. We are currently contacting major vendors and customers to obtain "Year 2000" compliance certificates. The failure of any of our key suppliers or customers to be "Year 2000" compliant could have a material adverse effect on our business, financial condition or results of operations.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from conversions of the Series A Shares and Series C Shares and all proceeds from any sales of such Shares will go to the respective Selling Stockholders to be used for their own purposes.

                              SELLING STOCKHOLDERS

     The Selling Stockholders will hold the Shares that are issuable upon conversion of the Series A Shares and Series C Shares. The table below lists the
(i) Selling Stockholders, (ii) the number of Shares that each currently owns or will own, assuming the conversion of the Series A Shares and the Series C Shares on October 30, 1998 and the exercise of certain warrants, (iii) the number of Shares subject to sale pursuant to this Registration Statement and (iv) the number of shares of Common Stock each Selling Stockholder would own assuming the sale by such Selling Stockholder of all Shares registered by this Registration Statement.

                                                                     BENEFICIAL OWNERSHIP         SHARES TO    BENEFICIAL OWNERSHIP
                                                                  PRIOR TO THE OFFERING (2)        BE SOLD      AFTER THE OFFERING
                                                                  -------------------------        IN THE      ---------------------
                    SELLING STOCKHOLDER (1)                       SHARES            PERCENT      OFFERING(3)   SHARES        PERCENT
-----------------------------------------------------------       -------------------------      -----------   ---------------------
TCW Special Credits Trust (4)                                         7,326,739       8.4%                 0    7,326,739       8.4%

TCW Special Credits Fund IIIb (4)                                    13,515,038      15.4%                 0   13,515,038      15.4%

TCW Special Credits Trust IIIb (4)                                   10,621,892      12.1%                 0   10,621,892      12.1%

TCW Special Credits, as Investment Manager of Delaware State          2,011,340       2.3%                 0    2,011,340       2.3%
  Employees Retirement Fund (4)

DDJ Capital Management, LLC(5)                                       23,445,998      26.8%        15,418,922    8,027,076       9.2%
141 Linden Street, Suite S-4
Wellesley, MA 02482-7910

EP Opportunity Fund, LLC                                              1,955,547       2.3%         1,265,958      689,589          *
Eisenberg Partners, L.L.C.
33 West Monroe Street, 21st Floor
Chicago, IL 60603

Queensway Financial Holdings Limited                                  1,365,818       1.6%           900,762      465,056          *
90 Adelaide Street West, Suite 500
Toronto, Ontario M6E3A2 Canada

Banque Franck SA                                                      1,033,932       1.2%           873,932      160,000          *
Faisal Finance SA
Colntrin
84, Avenue Louis-Casal
Geneva, Switzerland 1216


                                                             BENEFICIAL OWNERSHIP       SHARES TO       BENEFICIAL OWNERSHIP
                                                          PRIOR TO THE OFFERING (2)      BE SOLD         AFTER THE OFFERING
                                                          -------------------------      IN THE         ---------------------
                    SELLING STOCKHOLDER (1)              SHARES            PERCENT     OFFERING(2)(3)   SHARES        PERCENT
---------------------------------------------------      -------------------------     --------------   ---------------------

Oaktree Capital Management, LLC (6)                             7,753,198      8.9%          4,506,865    3,246,333       3.5%
as investment manager of the Weyerhauser Company
Retirement Trust Account
550 Hope Street, 22nd Floor
Los Angeles, CA  90071

Cranshire Capital, L.P.                                           503,575        *             423,575       80,000            *
770 Frontage Road, Suite 134
Northfield, IL 60093

LaRoque Trading Group, LLC                                      2,861,840      3.1%          2,461,840      400,000         *
440 South LaSalle, Suite 701
Chicago, LI 60605

Keyway Investments, Ltd.                                        1,671,846      1.8%          1,371,846      300,000         *
Midland Walwyn Capital, Inc.
BCE Place
181 Bay Street, Suite 500
Toronto, Ontario, CANADA M5J2V8



---------------

*    Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of the Company's Common Stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of October 30, 1998 are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. This table is based upon information supplied by officers, directors and principal stockholders. Except as otherwise indicated, the Company believes that the persons or entities named in the table have sole voting and investment power with respect to all shares of the Company's Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) The number of Shares set forth in the table represents an estimate of the number of Shares to be offered by the Selling Stockholders. Pursuant to the Company's agreement with the Series A Selling Stockholders as set forth in the Series A Financing Agreements, the number of shares of Common Stock registered by this Registration Statement equals approximately 150% of the shares of Common Stock that would be issued had the Series A Shares been converted on October 30, 1998. The actual number of shares of Common Stock issuable upon conversion of Series A Shares is indeterminate, is subject to adjustment and could be materially more than such estimated number depending on factors which cannot be predicted by the Company at this time, including the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series A Shares by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

     Pursuant to the Company's agreement with the Series C Selling Stockholders as set forth in the Series C Financing Agreements, the number of Shares registered by this Registration Statement equals approximately 150% of the Shares that would be issued had the Series C Shares been converted on October 30, 1998. The actual number of Shares issuable upon conversion of Series C Shares is indeterminate, is subject to adjustment and could be materially more than such estimated number depending on factors that cannot be predicted by the Company at this time, including the future market price of the Company's Common Stock. The actual number of Shares offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of Shares as may be issued or issuable upon conversion of the Series C Shares and by reason of the floating rate conversion price mechanism or other adjustment mechanisms described in the Series C Certificate of Designation, or by reason of any stock split, stock dividend or similar transaction involving the Company's Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

(3)  Assumes the sale of all Shares offered hereby.

(4) This stockholder is affiliated with, and controlled by, The TCW Group, Inc. ("TCW"). TCW and its related entities hold beneficial ownership (as defined), in the aggregate, in 33.4 million shares of the Company's outstanding Common Stock and Common Stock equivalents (consisting of Preferred Shares) (the "Equity Securities"), or approximately 41.2% of the Equity Securities. Mr. Masson, a director of the Company, was a partner of TCW Special Credits and served as a managing director of Trust Company of the West and TCW Asset Management Group ("TAMCO"), both wholly-owned subsidiaries of TCW, from 1988 to May 1995. Mr. Smith, a director of the Company, serves as an officer or authorized representative of certain entities affiliated with, or related to, TCW. Mr. Smith has voting and dispositive powers over an aggregate of 33.4 million shares of the Equity Securities. Mr. Smith disclaims beneficial ownership of such shares of the Equity Securities. The address of this stockholder is c/o Oaktree Capital Management, LLC, 550 Hope Street, 22nd Floor, Los Angeles, California 90071. See also note 6.

(5) DDJ Capital Management, LLC ("DDJ") and its related entities own, in the aggregate, 23.4 million shares of the Equity Securities, or approximately 26.8% of the Equity Securities.

(6) Mr. Masson, a director of the Company, has been a principal of Oaktree Capital Management, LLC ("Oaktree") since May 1995. Oaktree has voting and dispositive powers over an aggregate of 41.2 million shares of the Equity Securities including both the TCW holdings and 7.8 million shares of the Equity Securities held by Oaktree as a fiduciary on behalf of a third party separate account of which Mr. Masson may be deemed a beneficial owner to the extent of any indirect pecuniary interest therein. Mr. Masson disclaims beneficial ownership of such shares of the Equity Securities.

                              PLAN OF DISTRIBUTION

     The Shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the OTC Bulletin Board or on such other market on which the Common Stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Stockholders determine from time to time.

     The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. Some or all of the Shares offered hereby may not be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

     The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

     The Company has agreed to indemnify in certain circumstances the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) the date on which the Selling Stockholders can sell all the Shares pursuant to Rule 144 of the Securities Act (without regard to volume limitations) or (ii) when all of the Shares have been resold pursuant to Rule 144 or an effective registration statement.

                                  LEGAL MATTERS

     Gray Cary Ware & Freidenrich LLP, Palo Alto, California is passing upon the legality of the Shares offered hereby.

                                     EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A-2 of Aureal Semiconductor Inc. for the year ended December 28, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

================================================================================

      WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AS IF WE HAD AUTHORIZED IT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DOES THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON ITS COVER. WHEN WE DELIVER THIS PROSPECTUS OR MAKE A SALE PURSUANT TO THIS PROSPECTUS, WE ARE NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.




                               33,341,586 SHARES


                           AUREAL SEMICONDUCTOR INC.

                                  COMMON STOCK


                                   PROSPECTUS



                               November ___, 1998


================================================================================

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

                                                        TO BE PAID
                                                          BY THE
                                                        REGISTRANT
                                                        ----------
SEC registration............................               $ 5,252
Accounting fees and expenses................                 7,500
Legal fees and expenses.....................                 7,500
Miscellaneous expenses......................                 4,748
                                                           -------
Total.......................................               $25,000
                                                           =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate of Incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

     The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or an predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Certificate of Incorporation.

     The Registrant has entered into indemnification agreements with its directors and its officers.

     The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

     See also the undertakings set out in response to Item 17 herein.

ITEM 16.  EXHIBITS.

     The following exhibits are filed with this Registration Statement:

Exhibit No                                    Description of Document
----------   -------------------------------------------------------------------------------------------
4.4(1)       Preferred Stock Regulation D Subscription Agreement.
4.5(1)       Certificate of Designation of Series A Preferred Stock of Aureal Semiconductor, Inc.
4.6(1)       Preferred Stock Registration Rights Agreement.
4.7 (2)      Aureal Semiconductor Inc. Regulation D Subscription Agreement for Series C Preferred Stock.
4.8 (2)      Certificate of Designation of Series C Preferred Stock of Aureal Semiconductor Inc.
4.9  (2)     Registration Rights Agreement (Common Stock underlying Series C Preferred Stock).
5.1          Opinion of Gray Cary Ware & Freidenrich LLP.
23.1         Consent of Arthur Andersen, LLP.
23.2         Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).
24.1         Power of Attorney (see page II-4 of the Registration Statement).

(1) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.

(2) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.

ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by section 10(a)(3)of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in The Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e)  The undersigned Registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California on the Fifth day of November, 1998.

                                          AUREAL SEMICONDUCTOR INC.

                                          By: /s/ David J. Domeier
                                             -----------------------------------
                                             David J. Domeier, Vice President,
                                             Finance and Chief Financial Officer


KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby make, constitute and appoint Kenneth A. Kokinakas and David J. Domeier and each of them, acting together or alone, his true and lawful attorneys-in-fact and agents with full power of substitution, in his name, place and stead to execute on his behalf, in his capacity as a Director and/or officer of Aureal Semiconductor Inc. (the "Company"), a registration statement on Form S-2 or other appropriate form and any and all amendments thereto (including post-effective amendments), registering shares of the Common Stock of the Company, to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act") and any and all instruments which said attorneys-in-fact and agents deem necessary or advisable to enable the Company to comply with the Securities Act and the rules, regulations and requirements of the Commission in respect thereof, giving and granting to said attorneys-in-fact and agents, and each of them, acting together or alone, full power and authority to do and perform each and every act and thing whatsoever necessary or appropriate to be done in and about the premises as fully to all intents as he might or would do if personally present at the doing thereof, with full power of substitution and revocation, hereby ratifying and confirming all that his said attorneys-in-fact or substitutes may or shall lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES
INDICATED:

November 5, 1998


         SIGNATURE                          TITLE                            DATE
         ---------                          -----                            ----
/s/ Kenneth A. Kokinakas       President, Chief Executive Officer       November 5, 1998
----------------------------  and Director
Kenneth A. Kokinakas

/s/ David J. Domeier          Vice President, Chief Financial          November 5, 1998
----------------------------  Officer and Chief Accounting Officer
David J. Domeier

/s/ L. William Krause         Director                                 November 5, 1998
----------------------------
L. William Krause

/s/ D. Richard Masson         Director                                 November 5, 1998
----------------------------
D. Richard Masson

/s/ Thomas K. Smith, Jr.      Director                                 November 5, 1998
----------------------------
Thomas K. Smith, Jr.

/s/ Richard E. Christopher    Director                                 November 5, 1998
----------------------------
Richard E. Christopher

                                INDEX TO EXHIBITS

Exhibit No                                               Description of Document
----------           -------------------------------------------------------------------------------------------
4.4(1)               Preferred Stock Regulation D Subscription Agreement.
4.5(1)               Certificate of Designation of Series A Preferred Stock of Aureal Semiconductor, Inc.
4.6(1)               Preferred Stock Registration Rights Agreement.
4.7 (2)              Aureal Semiconductor Inc. Regulation D Subscription Agreement for Series C Preferred Stock.
4.8 (2)              Certificate of Designation of Series C Preferred Stock of Aureal Semiconductor Inc.
4.9 (2)             Registration Rights Agreement (Common Stock underlying Series C Preferred Stock).
5.1                  Opinion of Gray Cary Ware & Freidenrich LLP.
23.1                 Consent of Arthur Andersen, LLP.
23.2                 Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).
24.1                 Power of Attorney (see page II-4 of the Registration Statement).

(1) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.

(2) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.